TERRITORY OF THE BRITISH VIRGIN ISLANDS
BVI BUSINESS COMPANIES ACT, 2004

CERTIFICATE OF CONTINUATION
(SECTION 182)



The REGISTRAR OF CORPORATE AFFAIRS, of the British Virgin Islands HEREBY CERTIFIES, that pursuant to the BVI Business Companies Act, 2004, all the requirements of the Act in respect of continuation having been complied with,

Portage Biotech Inc.

BVI COMPANY NUMBER: **1784969**

is continued in the British Virgin Islands as a BVI Business Company incorporated under the Act, this 5th day of July, 2013.



for **REGISTRAR OF CORPORATE AFFAIRS**
5th day of July, 2013